Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

EnergyTek Corp.

2. The articles have been amended as follows:

Article I. Name of Company:

The name of the corporation is TimefireVR Inc.

Article 4. Authorized Shares: The last paragraph of Article 4 shall be replaced with the following:

As of the close of business on November 21, 2016 (4:01 p.m. Eastern Daylight Time) (the “Reverse Split Date”), each ten shares of common stock issued and outstanding immediately prior to the Reverse Split Date (referred to in this paragraph as the “Old Common Stock”) automatically and without any action on the part of the holder thereof will be reclassified and changed into one share of new common stock, par value $.001 per share (referred to in this paragraph as the “New Common Stock”), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates that immediately prior to the Reverse Split Date represented outstanding shares of Old Common Stock (the “Old Certificates”) will be entitled to receive, upon surrender of such Old Certificates to the Company for cancellation, a certificate or certificates (the “New Certificates”, whether one or more) representing the number of whole shares (rounded up to the nearest whole share) of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Reverse Split Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued. In lieu of any such fractional shares of New Common Stock, each shareholder with a fractional share will be entitled to receive, upon surrender of Old Certificates to the Company for cancellation, a New Certificate representing the number of shares such shareholder would otherwise be entitled to rounded up to the next whole share. If more than one Old Certificates shall be surrendered at one time for the account of the same shareholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company determines that a holder of Old Certificates has not tendered all his, her or its certificates for exchange, the Company shall carry forward any fractional share until all certificates of that holder have been presented for exchange. The Old Certificates surrendered for exchange shall be properly endorsed and otherwise in proper form for transfer. From and after the Reverse Split Date, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be an amount equal to the product of the number of issued and outstanding shares of New Common Stock and the $0.001 par value of each such share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: October 11, 2016

4. Effective date and time of filing: Date: November 21, 2016 Time: 4:01 pm EDT

5. Signature:

/s/ Jonathan Read

Signature of Officer